Filed Pursuant to Rule 433
Registration Statement No. 333-179569
August 8, 2013

Pricing Term Sheet
Dated as of August 8, 2013

Norfolk Southern Corporation

$500,000,000 4.800% Senior Notes due 2043

The following information supplements the Preliminary Prospectus Supplement dated August 8, 2013 (the “Preliminary Prospectus Supplement”), and is filed pursuant to Rule 433, under Registration No. 333-179569.

Issuer:	Norfolk Southern Corporation
Principal Amount:	$500,000,000
Format:	SEC Registered
Denominations:	$2,000 x $1,000
Trade Date:	August 8, 2013
Settlement Date:	August 13, 2013 (T+3)
Maturity Date:	August 15, 2043
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2014
Benchmark Treasury:	3.125% due February 2043
Benchmark Treasury Price / Yield:	90-16+ / 3.653%
Spread to Benchmark Treasury:	T+120 basis points
Yield to Maturity:	4.853%
Coupon:	4.800%
Public Offering Price:	99.167%
Make-Whole Call:
Any time at the following redemption price: (i) if the notes are redeemed prior to the date that is six months prior to the Maturity Date, the greater of 100% or the make-whole amount at a discount rate equal to the applicable Treasury Yield (as defined in the Preliminary Prospectus Supplement) plus 20 basis points, and (ii) if the notes are redeemed on or after the date that is six months prior to the Maturity Date, 100%.

CUSIP# / ISIN#:	655844 BN7 / US655844BN78
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
Co-Managers:	PNC Capital Markets LLC SMBC Nikko Securities America, Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest,

you should read the prospectus and the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the representatives of the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or Morgan Stanley & Co. LLC at 1-866-718-1649. This information does not purport to be a complete description of these securities or the offering.  Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.